UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                              Information Statement
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 Promulgated Thereunder

                      CENTURY PACIFIC FINANCIAL CORPORATION
               (Exact name of registrant as specified in charter)

                                    Delaware
         (State or other Jurisdiction of Incorporation or Organization)

        0-16075                                             86-0449546
(Commission File Number)                       (IRS Employer Identification No.)

                                 936A Beachland
                              Boulevard, Suite 13
                              Vero Beach, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
                             (Registrant's telephone
                          number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)

                                November 3, 2005

                      CENTURY PACIFIC FINANCIAL CORPORATION

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

                                  INTRODUCTION

      This Information Statement is being furnished to stockholders of record as of November 1, 2005 of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Century Pacific Financial Corporation, a Delaware corporation ("Century"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Exchange Agreement (the "Exchange Agreement") dated as of October 28, 2005, by and among Century, Versatile Entertainment, Inc., a California corporation ("Versatile"), the stockholders of Versatile ("Stockholders"), Bella Rose, LLC, a California limited liability company ("Bella Rose") and the members of Bella Rose ("Members").

      The Exchange Agreement provides that, effective as of the closing of the transactions under the Exchange Agreement ("Closing"), the newly-appointed directors of Century will consist of: (i) Daniel S. Guez ("Guez"), the current President of Versatile and majority Member of Bella Rose, (ii) one member selected by Guez, who shall be Dean Oakey, and (iii) one member selected by KRM Fund, who shall be Kevin R. Keating, a current director of Century and its President, Secretary and Treasurer ("KRM Fund Designate").

      The board of Century will consist of three to five members, with the actual number determined by the resolution of Century's board. Effective as of the Closing, the initial board will consist of three members.

      Effective as of the Closing, Luca Toscani will resign as a member of Century's board, and Kevin R. Keating will resign as Century's President, Secretary and Treasurer. Century will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the President, Secretary and Treasurer of Century and Luca Toscani as a director of Century, effective as of the Closing Date (as defined in the Exchange Agreement). Kevin
R. Keating and Luca Toscani have each indicated their intent to resign from such positions effective as of the Closing Date.

      Effective as of the Closing Date, Daniel S. Guez will become the Chief Executive Officer and President of Century and Darryn Barber will become Chief Financial Officer of Century.

      This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

      No action is required by the stockholders of Century in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Century's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Century's directors occurs (otherwise than at a meeting of Century's stockholders). Accordingly, the Closing of the exchange transaction ("Exchange") and the resulting change in a majority of Century's directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to Century's stockholders of record on or about November 4, 2005.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

      On October 28, 2005, Century entered into an exchange agreement ("Exchange Agreement") with Versatile Entertainment, Inc., a California corporation ("Versatile"), the stockholders of Versatile ("Stockholders"), Bella Rose, LLC, a California limited liability company ("Bella Rose") and the members of Bella Rose ("Members").

      Under the Exchange Agreement, Century will, at closing, acquire all of the outstanding membership interests of Bella Rose ("Interests") from the Members, and the Members will contribute all of their Interests to Century. In exchange, Century will issue to the Members 492,021.29 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Century ("Preferred Stock"). Following the closing of the exchange transaction ("Closing"), Bella Rose will continue as a wholly-owned subsidiary of Century.

      The Exchange Agreement also provides that Century will, at closing, acquire all of the outstanding shares of capital stock of Versatile ("Versatile Shares") from the Stockholders, and the Stockholders will contribute all of their Versatile Shares to Century. In exchange, Century will issue to the Stockholders 1,968,085.05 shares of Century's Preferred Stock. Following the Closing, Versatile will continue as a wholly-owned subsidiary of Century.

      A total of 2,460,106.34 shares of Preferred Stock will be issued in the exchange transaction (the "Exchange") to the Members and the Stockholders, subject to adjustment as described below. Each share of Preferred Stock will be convertible into 100 shares of Century's common stock. Accordingly, upon completion of the Exchange and prior to any adjustment, the Members will own 49,202,129 shares of Century's common stock on an as-converted basis, and the Stockholders will own 196,808,505 shares of Century's common stock on an as-converted basis.

      The consummation of the Exchange is contingent on a minimum of $4,500,000 being subscribed for, and funded into escrow, by certain accredited and institutional investors ("Investors") for the purchase of shares of Preferred Stock directly from Century promptly after the closing of the Exchange under terms and conditions approved by Century's board of directors immediately following the Exchange ("Capital Raise"). The closing of the Capital Raise will be contingent on the closing of the Exchange.

      The actual number of shares of Preferred Stock to be received by Members and Stockholders in the Exchange is subject to adjustment based on the number of shares of Preferred Stock issued to Investors for the first $4,500,000 of the Capital Raise. The aggregate shares of Preferred Stock to be issued to the Members and Stockholders in the Exchange will be reduced on a share-for-share basis for each share of Century's Preferred Stock issued to Investors for the first $4,500,000 in the Capital Raise in excess of 333,000. If less than 333,000 shares of Preferred Stock are issued to Investors for the first $4,500,000 in the Capital Raise, then there will be no adjustment.

      Upon completion of the Exchange, assuming gross proceeds of $4,500,000 from the Capital Raise, the Members, Stockholders and Investors in the aggregate will own 2,793,106.34 shares of Preferred Stock, which will represent in the aggregate 95.3% of Century's issued and outstanding shares of common stock on a fully diluted and as-converted basis. Further, assuming gross proceeds of $4,500,000 from the Capital Raise, the current stockholders of Century will own 4.7% of the outstanding common stock (or, 13,775,021 of Century's common stock) immediately after completion of these transactions on a fully diluted and as-converted basis.

      The Capital Raise may result in gross proceeds from Investors in excess of $4,500,000. In such case, the relative common stock ownership interests of the Members, Stockholders and existing Century stockholders on a fully diluted and as-converted basis will be reduced on a pro rata basis.

      The issuance of the shares of Preferred Stock to the Members and the Stockholders in the Exchange and, upon conversion of such shares of Preferred Stock, the shares of Century common stock underlying such shares of Preferred Stock, is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and such other available exemptions. The issuance of shares of Preferred Stock to Investors under the Capital Raise is being offered pursuant to an exemption from registration contained in Regulation D, only to accredited investors. The shares of Preferred Stock and the shares of Century common stock underlying the shares of Preferred Stock may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the United States Securities and Exchange Commission ("Commission") or with any state securities commission in respect of the Exchange or the Capital Raise. However, as a condition to the Capital Raise, Century will agree to register for public re-sale the common stock underlying the Preferred Stock issued to the Investors in the Capital Raise.

      Century is presently authorized under its Certificate of Incorporation to issue 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Of the
10,000,000 shares of preferred stock authorized, 3,500,000 shares will be designated as Series A Convertible Preferred Stock pursuant to a certificate of designations ("Certificate of Designations"), which will be approved by Century's board of directors, and filed with and accepted by, the Secretary of State of the State of Delaware prior to the Closing of the Exchange. Currently, Century has 13,775,021 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

      Under  the  terms  of the  Exchange  Agreement,  all  of  the  outstanding
Interests held by the Members and all of the Versatile Shares owned by the Stockholders will be exchanged for shares of Preferred Stock. Each share of Preferred Stock will be convertible into 100 shares of Century's common stock (the "Conversion Rate"). The Preferred Shares will immediately and automatically be converted into shares of Century's common stock (the "Mandatory Conversion") upon the approval by a majority of Century's stockholders (voting together on an as-converted-to-common-stock basis), following the Exchange and the Capital Raise, of a 1 for 9.25 reverse stock split of Century's outstanding common stock ("Reverse Split").

      The holders of shares of Series A Preferred Stock (including the Investors acquiring such shares as part of the Capital Raise after the closing of the Exchange) will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Series A Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, immediately following the Exchange and the Capital Raise, assuming gross proceeds from the Capital Raise of $4,500,000, the Members, Stockholders and Investors will have 95.3% of the total combined voting power of all classes of Century stock entitled to vote.

      Upon Mandatory Conversion of the shares of Preferred Stock, and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, and assuming gross proceeds from the Capital Raise of $4,500,000, the Members, Stockholders and Investors will, in the aggregate, receive approximately 30,195,751 shares of Century's common stock, representing 95.3% of the outstanding shares of Century's common stock immediately following the Mandatory Conversion. The existing stockholders of Century will, following the Mandatory Conversion and Reverse Split, and assuming gross proceeds from the Capital Raise of $4,500,000, own approximately 1,489,192 shares of Century's common stock, representing 4.7% of the outstanding shares of common stock.

      In connection with the Reverse Split, Century's board of directors may, in its discretion, provide special treatment to certain Century stockholders to preserve round lot holders (i.e., holders owning at least 100 shares) after the Reverse Split. In the event Century's board determines to provide such special treatment, Century stockholders holding 925 or fewer shares of common stock but at least 100 shares of common stock will receive 100 shares of common stock after the Reverse Split, and persons holding less than 100 shares of common stock would not be affected. The terms and conditions of special treatment afforded to Century stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Century's board of directors.

      Effective as of the Closing of the Exchange transaction, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Century stockholders of this Schedule 14(f)-1 Notice to Stockholders at least ten (10) days prior to Closing, Kevin R. Keating, a current director of Century will continue as a member of Century's board and will appoint Daniel S. Guez, the current President of Versatile and majority Member of Bella Rose, and Dean Oakey, as directors. Effective as of the Closing, Kevin R. Keating will resign as the President, Secretary and Treasurer of Century, and Luca Toscani will resign as a director of Century. As a condition to the Closing of the Exchange transaction, Keating Reverse Merger Fund, LLC ("KRM Fund"), Century's current controlling stockholder, and Stockholders and Members holding a majority of the Preferred Stock received in the Exchange transaction, will agree to vote their shares of Century's voting securities: (i) to elect one member to Century's board to be designated by KRM Fund (the "KRM Fund Designate") for a period of one year following the Closing and to vote for such other persons that may be designated by Daniel S. Guez to fill any vacant position on the board of directors (other than KRM Fund Designate), and (ii) to approve the Reverse Split, the adoption of a stock incentive plan, and the change of Century's corporate name (collectively, the "Actions"). Kevin R. Keating has been designated by KRM Fund as the initial KRM Fund Designate.

      Effective as of the Closing Date, Daniel S. Guez will become the Chief Executive Officer and President of Century and Darryn Barber will become Chief Financial Officer of Century.

      At or prior to the Closing, Century will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Century for its advisory services rendered to Century in connection with the Exchange. The transaction advisory fee will be $350,000, with the payment thereof being subject to the Closing of the Exchange.

      Century, Versatile and Bella Rose have each agreed to continue to operate their business in the ordinary course prior to the Exchange. In addition, Century is able to pursue the Capital Raise, subject to the approval of the terms and conditions thereof by the board of Century promptly following the Closing of the Exchange.

      Under the Exchange Agreement, each of Century, Versatile and Bella Rose have agreed to do certain things, some of which are conditions to the exchange transaction. Each company is obligated to (a) obtain all necessary approvals for various aspects of the transaction, (b) give the other access to the records and personnel to complete due diligence review, (c) proceed expeditiously to undertake all actions so as to be able to consummate the Exchange, (d) in the case of Versatile, deliver audited financial statements including a balance sheet as of December 31, 2004 and 2003 and statements of operations, cash flows and stockholders' equity from inception to December 31, 2004 and unaudited financial statements of Versatile and Bella Rose for the three month and nine month periods ended September 30, 2005 and 2004, and (e) refrain from soliciting or initiating proposals from, providing information to or holding discussions with any party concerning any sale of assets or any material portion of any capital stock or any merger, consolidation, business combination, liquidation or similar transaction, subject to the fiduciary obligations of directors generally.

      Consummation of the Exchange is conditioned upon the minimum amount of the Capital Raise ($4,500,000) being held in escrow at the time of the consummation of the Exchange with such funds being available for release to Century upon the Closing of the Exchange and the approval of the terms and conditions of the Capital Raise by Century's board after the Exchange. Consummation of the Exchange is also contingent upon tax counsel to Versatile and Bella Rose rendering its opinion that the transaction will not be taxable to the holders of Interests and Versatile Shares pursuant to Section 351 of the Internal Revenue Code. In addition to the foregoing conditions, the Exchange is conditioned upon
(i)  preparation,  filing and  distribution to the Century  stockholders of this
Schedule 14(f)-1 Notice to Stockholders, and (ii) continued quotation of Century's common stock on the Over-the-Counter Bulletin Board.

      Except for the representations and warranties relating to the ownership of the Interests and Versatile Shares which survive the consummation of the Exchange, the representations and warranties of all the parties to the Exchange Agreement do not survive the closing.

      The parties expect the closing of the transactions under the Exchange Agreement to occur on or about November 15, 2005. However, there can be no assurances that the exchange transaction will be completed.

      The Exchange Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the Exchange is not consummated by November 30, 2005, (iii) by either party if the Exchange is prohibited by issuance of an order, decree or ruling, or (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination, both parties are responsible for their expenses, except that Century may retain a $50,000 deposit paid by Versatile and Bella Rose (unless the Exchange Agreement is terminated by Versatile or Bella Rose as a result of a breach by Century).

      Because an integral part of the Exchange is the completion of the Capital Raise in the minimum amount of $4,500,000, the minimum amount of the Capital Raise must be subscribed and funded in escrow prior to the Closing of the Exchange. The funds from the Capital Raise will be released to Century within three days following the Closing of the Exchange and after the approval of the terms and conditions of the Capital Raise by Century's board and acceptance of the subscriptions by Century. If Century's board fails to approve the Capital Raise or Century does not accept the subscriptions within such three day period, then the Exchange will be rescinded, and the Capital Raise cancelled with the escrowed subscriptions for shares of Preferred Stock returned to the Investors, without interest or deduction. Additionally, in the event of a rescission of the Exchange, all other aspects of the Exchange will be cancelled and the Members and Stockholders restored to their relative ownership and positions in Bella Rose and Versatile, respectively, as it was immediately prior to the Exchange.

      The directors of Century have approved the Exchange Agreement and the transactions contemplated thereunder. The directors of Versatile have approved the Exchange Agreement and the transactions contemplated thereunder. Each Member and Stockholder has approved the Exchange Agreement and the transactions contemplated thereunder as evidenced by their execution of the Exchange Agreement. The parties expect the closing of the transactions under the Exchange Agreement to occur on or about November 15, 2005. However, there can be no assurances that the Exchange will be completed.

      On September 19, 2005, in its Current Report on Form 8-K dated September 16, 2005, Century reported the execution of a letter of intent to acquire Versatile and Bella Rose. On November 1, 2005, in its Current Report on Form 8-K dated October 28, 2005, Century reported the execution of the Exchange Agreement and included a copy of the Exchange Agreement therein as Exhibit 2.1. These Current Reports are hereby incorporated by reference.

      Kevin R. Keating is the father of Timothy J. Keating, the majority member of Keating Investments, LLC. Luca Toscani is a minority member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of the Company. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of the Company's Common Stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of the Company's Common Stock currently owned by Kevin R. Keating.

                                VOTING SECURITIES

      Century's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Century's stockholders. Each share of common stock entitles the holder thereof to one vote. As of November 1, 2005, 13,775,021 shares of Century's common stock were outstanding.

                               BUSINESS OF CENTURY

      Century is currently a shell company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Century would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

                      BUSINESS OF VERSATILE AND BELLA ROSE

      Versatile was formed in April 2001, to design, develop, manufacture, market, distribute and sell high end fashion jeans, knits, apparel and accessories. Versatile currently markets, distributes, and sells its "People's Liberation" brand products in the United States, and internationally primarily in Japan, Canada, Mexico and the United Kingdom. Versatile is headquartered in Los Angeles, California, and maintains show rooms in New York and Los Angeles.

      Bella Rose was formed in May of 2005, to design, develop, manufacture, market, distribute and sell high end fashion jeans, casual wear, and other apparel. Bella Rose currently markets, distributes and sells its "William Rast" brand products in the United States, Japan and the United Kingdom. Bella Rose is headquartered in Los Angeles, California, and maintains show rooms in New York and Los Angeles.

      Each of Versatile and Bella Rose has a limited operating history and limited revenue to date. While management believes that each company has the opportunity to be successful in the high end fashion jean market, there can be no assurance that Versatile or Bella Rose will be successful in accomplishing its business initiatives, or that it will be able to achieve any significant levels of revenues, or recognize net income, from the sale of its products.

      The businesses of Versatile and Bella Rose involve a number of risks and uncertainties that could cause the actual results of either company to differ materially from those estimated by management from time to time. Potential risks and uncertainties, include, but are not limited to, such factors as fluctuations in demand for each company's products, the introduction of new products, each company's ability to maintain customer and strategic business relationships, the impact of competitive products and pricing, growth in target markets, the adequacy of each company's liquidity and financial strength to support its growth, and other information that may be detailed from time to time in Century's filings with the United States Securities and Exchange Commission should the exchange transaction contemplated by the Exchange Agreement be completed.

                             DIRECTORS AND OFFICERS

      The following table sets forth the names, positions and ages of Century's executive officers and directors. All of our directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

            Name                  Age                     Position
-----------------------------  -----------  ------------------------------------
Kevin R. Keating                   65       President, Treasurer, Secretary and
                                            Director
Luca Toscani                       35       Director

      Mr. Keating, a Director and the President, Secretary and Treasurer of Century since February 4, 2005, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Century.

      Luca Toscani, a Director of Century since October 7, 2005, is a member in Keating Investments, LLC, and has been with Keating Securities, LLC, an NASD member firm, for five years. He is a Registered Representative having successfully completed his Series 7 and 66 examinations. Mr. Toscani was formerly hedge fund manager with Medici Capital Management, London. He began his career as an arbitrage trader at Bear Stearns International Ltd. (London) after graduating in 1995 summa cum laude from the Venice University, Italy with a degree in Economics and Business. Mr. Toscani spent one year each of scholarship at Warwick University and University College, both in the United Kingdom.

                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

      Century's board of directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. Century is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Century's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. Century's board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Code of Ethics

      A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

      o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

      o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

      o     Compliance with applicable governmental laws, rules and regulations;

      o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

      o     Accountability for adherence to the code.

      Due to the limited scope of Century's current operations, Century has not adopted a corporate code of ethics that applies to its principal executive officer, principal accounting officer, or persons performing similar functions.

Board Meetings; Nominating and Compensation Committees

      Century's directors and officers will not receive remuneration from Century unless approved by the Board of Directors or pursuant to an employment contract. Century has no employment contracts currently in place. Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated fixed compensation as director. No such payment shall preclude any director from serving Century in any other capacity and receiving compensation therefor. No compensation has been paid to Century's directors for attendance at any meetings during the last fiscal year.

      Century is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Century does not currently have a compensation committee. Century's Board of Directors is currently comprised of only two members, Kevin R. Keating, who is also Century's sole officer acting as President, Secretary and Treasurer, and Luca Toscani. Century has no employees, and any compensation for its directors and officers must be approved by the Board of Directors.

      Century neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. Century does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors. None of the members of the Board of Directors are "independent." The Board of Directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

      Because the management and directors of Century are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Boards' attention by virtue of the co-extensive capacities served by Kevin R. Keating.

Conflicts of Interest

      Certain conflicts of interest existed at September 30, 2005 and may continue to exist between Century and its officers and directors due to the fact that each has other business interests to which they devote their attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Century.

      Certain conflicts of interest may exist between Century and its management, and conflicts may develop in the future. Century has not established policies or procedures for the resolution of current or potential conflicts of interests between Century, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Century, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Century's management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of Century's stockholders and for which there will be no recourse.

      As a result of Century's plan of operations to pursue a business combination with an operating company, it is also expected that Century will engage Keating Securities, LLC, an affiliate of Keating Investments, LLC, the managing member of KRM Fund, our controlling stockholder, to act as a financial advisor in connection with the reverse merger transaction for which it may earn a cash and/or equity fee.

      Kevin R. Keating, our sole officer and director,  is the father of Timothy
J. Keating, the majority member of Keating Investments, LLC. Kevin R. Keating has no ownership interest in KRM Fund and exercises no control over KRM Fund. Timothy J. Keating is the majority member of Keating Investments, LLC, the managing member of KRM Fund. Luca Toscani is a minority member of Keating Investments, LLC, the managing member of KRM Fund.

Section 16(a) Beneficial Ownership Reporting

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that directors, executive officers and persons who own more than 10% of the outstanding common stock of certain reporting companies file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission ("SEC"). Officers, directors and stockholders who own more than 10% of the outstanding common stock of certain reporting companies are required by the SEC to furnish such companies with copies of all
Section 16(a) reports they file. Century is not required to comply with Section 16(a). Accordingly, stock ownership information contained in this report is based on what is known to Century.

                        DIRECTOR AND OFFICER COMPENSATION

      The following Executive Compensation Chart highlights the compensation for Century's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

                                                                               Long Term Compensation
                                                                        --------------------------------------
                                                                                 Awards             Payouts
                                         Annual Compensation
------------------------------ ---------------------------------------- -------------------------- ----------- -----------------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP        All Other
      Principal                             Bonus       Compensation     Award(s)    SARs (#) (2)  Payouts       Compensation
      Position          Year   Salary ($)     ($)           ($)             ($)                       ($)            ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Kevin R. Keating        2005       $0          $0            $0             N/A          N/A          N/A           $5,000
(Pres., Secr., and
Treas.) (1)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
David L. Hadley         2005     $16,848       $0            $0             N/A          N/A          N/A            N/A
(former CEO and         2004     $60,000       $0            $0             N/A          N/A          N/A          $20,500
Pres.) (2)              2003     $60,000       $0            $0             N/A          N/A          N/A          $20,500
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------

      (1) On June 28, 2005, Century issued Mr. Keating 500,000 shares of its common stock in consideration for services rendered by him, valued at $5,000.

      (2) Mr. Hadley served as Century's Chairman of the Board, Chief Executive Officer and President until February 4, 2005. Mr. Hadley has no stock options to purchase shares of common stock and was paid no compensation for his services as Chief Executive Officer and President of Century. As Chief Executive Officer and President of Century's former wholly-owned subsidiary, Global Medical Technologies, Inc., Mr. Hadley has been paid an annual salary of $60,000 together with an annual bonus as set forth above in connection with his services to Global Medical Technologies, Inc. On December 15, 2004, Century issued Mr. Hadley 2,470,000 restricted common shares in exchange for $125,000 accumulated unpaid salary.

      There was no other compensation paid to Kevin R. Keating during 2005 in his capacity as an officer or director of the Company. There were no option grants to Kevin R. Keating during the fiscal year ended September 30, 2005, and no options were exercised by Kevin R. Keating during the fiscal year ended September 30, 2005.

      We did not pay any compensation to any director in the year ended September 30, 2005.

                           NEW DIRECTORS AND OFFICERS

      The Exchange Agreement provides that, on the Closing Date, the current officers of Century shall resign and Century shall appoint the following persons as executive officers and directors of Century. Kevin R. Keating will resign as the President, Treasurer, Secretary and will continue to serve as a director of Century as the initial KRM Fund Designate. Luca Toscani will resign as a director of Century as of the Closing.

      Name                Age                          Position
-----------------    ------------     -----------------------------------------------
Daniel S. Guez           28           Chief Executive Officer, President and Director
Darryn Barber            30           Chief Financial Officer
Dean Oakey               47           Director
Kevin R. Keating         65           Director

      Mr. Guez is the President, Secretary, and Chief Financial Officer of Versatile Entertainment, Inc. which designs, develops, markets and distributes high fashion jeans, knits and other apparel under the brand name "People's Liberation." Versatile was established in April 2001 and commenced operations of its People's Liberation business in July 2004. Mr. Guez is also the majority Member of Bella Rose, LLC, which designs, develops, markets and distributes high fashion jeans, casual wear and other apparel under the brand name "William Rast." Bella Rose was established in May 2005. Prior to July 2004, Mr. Guez managed several private label divisions of Innovo Group, Inc. and Azteca Production International, Inc., Los Angeles based manufacturers of denim apparel. Mr. Guez started his career in the apparel industry in 1995.

      Mr. Barber will become Chief Financial Officer of Century on the Closing Date. Prior to joining Century, Mr. Barber spent five years as a senior associate at Europlay Capital Advisors, LLC and its affiliates. Mr. Barber has been successful in evaluating, developing, and operating businesses in the entertainment and technology fields. Mr. Barber has been responsible for preparing business models, financial planning, evaluating and valuing businesses, providing corporate and strategic advice and preparing businesses for strategic transactions. Mr. Barber brings over 10 years experience in owning and operating businesses. Prior to Europlay Capital Advisors, Mr. Barber was Director of Operations of Trademark Cosmetics, a private label cosmetic manufacturing company. Mr. Barber earned a MBA from California State University Northridge and a BA in business economics from University of California Santa Barbara.

      Mr. Oakey will become a Director on the Closing Date. From June 1997 to the present date, Mr. Oakey has served as the Managing Director of Corporate Finance and Capital Markets at Sanders Morris Harris, Inc. In this capacity, Mr. Oakey has been responsible for business development and management duties, with a focus on the apparel industry.

      The biography of Kevin R. Keating is provided under the section "Directors and Officers" above.

Employment Arrangements

      The following Executive Compensation Chart highlights the compensation for the executive officers of Versatile and Bella Rose. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

                                                                                 Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
------------------------------ ---------------------------------------- -------------------------- ----------- -----------------
        Name                                               Other        Restricted    Securities
         and                                               Annual          Stock      Underlying      LTIP       All Other
      Principal                Salary     Bonus ($)     Compensation     Award(s)      Options/     Payouts     Compensation
      Position          Year      ($)                       ($)             ($)      SARs (#) (2)     ($)            ($)
---------------------- ------- ---------- ----------- ----------------- ------------ ------------- ----------- -----------------
Daniel S. Guez,         2004    $62,308       $0          $52,836           N/A          N/A          N/A            N/A
President,              2003      $0          $0             $0             N/A          N/A          N/A            N/A
Secretary, and Chief    2002      $0          $0             $0             N/A          N/A          N/A            N/A
Financial Officer of
Versatile
---------------------- ------- ---------- ----------- ----------------- ------------ ------------- ----------- -----------------

      Versatile was formed under the laws of the State of California. During the period from its inception (April 21, 2001) through December 31, 2004, it did not maintain any shareholder option plan. Accordingly, Versatile did not grant options to purchase stock during the period from its inception (April 21, 2001) through December 31, 2004. Versatile does not have employment agreements with any of its executive officers or key employees. Century does not have employment agreements with any of its newly appointed executive officers.

      To the best of Century's knowledge, none of the proposed officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Century, and no such persons have been involved in any transaction with Century or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of Century's knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding Century's common stock beneficially owned on November 1, 2005 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock,
(ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Century's knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Statement, there are not any pending or anticipated arrangements that may cause a change in control of Century. At November 1, 2005, 13,775,021 shares of Century's common stock were outstanding.

------------------------------------ ---------------------------------- --------------------------------
                   Name                Number of Shares Beneficially              Percent of Shares
                                                  Owned
------------------------------------ ---------------------------------- --------------------------------
Kevin R. Keating (1)                              500,000                               3.6%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963

------------------------------------ ---------------------------------- --------------------------------
Luca Toscani (2)                                     0                                    0%
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111

------------------------------------ ---------------------------------- --------------------------------
Keating Reverse Merger Fund, LLC (2)           10,625,287 (2)                          77.1%
c/o Timothy J. Keating
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111

------------------------------------ ---------------------------------- --------------------------------
All  Executive  Officers and                      500,000                               3.6%
Directors as a group
------------------------------------ ---------------------------------- --------------------------------

      (1) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC ("KRM Fund") and disclaims any beneficial interest in the shares of Century's Common Stock owned by KRM Fund.

      (2) KRM Fund is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Century's Common Stock owned by Kevin R. Keating. Timothy J. Keating is the majority member of Keating Investments, LLC, the managing member of KRM Fund, and in such capacity, exercises voting and investment control over the shares of Century's common stock owned by KRM Fund. Luca Toscani is a minority member of Keating Investments, LLC, the managing member of KRM Fund, and does not have voting or investment control over the shares of Century's common stock owned by KRM Fund.

      The following table sets forth certain information regarding Century's common stock beneficially owned on November 1, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of Century's outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement on a pre-Reverse Split and post-Reverse Split basis, assuming such transactions were completed as of such date and further assuming a Capital Raise of $4,500,000 where a total of 33,300,000 and 3,600,000 shares of Century's common stock, on a pre- and post-Reverse Split basis, respectively, and on an as-converted basis, are issued to investors, with no one investor owning more than 5% of Century's common stock. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Exchange Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Century intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Century to reflect the actual results of the completion of the transactions under the Exchange Agreement. Based on the foregoing assumptions, the table reflects a total of 293,085,655 and 31,684,936 shares of Century's common stock outstanding, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement and the assumptions set forth above, assuming such transactions were completed as of November 1, 2005, on a pre- and post- Reverse Split basis, respectively, and on a fully diluted and an as-converted basis.

---------------------------------------------------------------------------------------------------------------------
              Name of Beneficial Owner               Amount of Beneficial  Amount of Beneficial      Percent of
                                                          Ownership             Ownership            Beneficial
                                                     (Pre-Reverse Split)   (Post-Reverse Split)       Ownership
---------------------------------------------------------------------------------------------------------------------
Daniel S. Guez (1)                                       135,751,946           14,675,887               46.3%

---------------------------------------------------------------------------------------------------------------------
                                                           1,156,796              125,060               0.39%
Darryn Barber (2)
---------------------------------------------------------------------------------------------------------------------
                                                           3,236,409              349,883                1.1%
Dean Oakey (3)
---------------------------------------------------------------------------------------------------------------------
Kevin R. Keating (4)                                         500,000               54,055                0.2%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963

---------------------------------------------------------------------------------------------------------------------
Colin Dyne (2)                                            77,529,430            8,381,560               26.5%
---------------------------------------------------------------------------------------------------------------------
Keating Reverse Merger Fund, LLC (5)                      10,625,287            1,148,679                3.6%
c/o Timothy J. Keating
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111
---------------------------------------------------------------------------------------------------------------------
All Executive Officers and Directors as a group
(four persons)                                           140,645,151           15,204,885               48.0%
---------------------------------------------------------------------------------------------------------------------

      (1) Includes 10,175,000 and 1,100,000 shares on a pre-reverse split and post-reverse split basis, respectively, held by Daniel S. Guez as Custodian for Isabella Guez UTMA of CA. Address is c/o Versatile Entertainment, Inc., 150 W. Jefferson Avenue, Los Angeles, CA 90007.

      (2) Address is c/o Versatile Entertainment, Inc., 150 W. Jefferson Avenue, Los Angeles, CA 90007.

      (3)   Address is 5939 Kanan Dume Rd., Malibu, CA 90265

      (4) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC ("KRM Fund") and disclaims any beneficial interest in the shares of Century's Common Stock owned by KRM Fund

      (5) KRM Fund is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Century's Common Stock owned by Kevin R. Keating. Timothy J. Keating is the majority member of Keating Investments, LLC, the managing member of KRM Fund, and in such capacity, exercises voting and investment control over the shares of Century's common stock owned by KRM Fund. Luca Toscani is a minority member of Keating Investments, LLC, the managing member of KRM Fund, and does not have voting or investment control over the shares of Century's common stock owned by KRM Fund. KRM Fund has the right to nominate a director of Century.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Century

      On February 19, 2005, Century entered into a contract with Vero Management, LLC ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered.

      Kevin R. Keating is the father of Timothy J. Keating, the majority member of Keating Investments, LLC. Luca Toscani is a minority member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of Century. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer.

      Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of Century's Common Stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of Century's Common Stock currently owned by Kevin R. Keating.

      At or prior to the Closing, pursuant to the terms of the Exchange Agreement, Century will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Century for its advisory services rendered to Century in connection with the exchange transaction. The transaction advisory fee will be $350,000. This fee shall be paid in full at Closing.

      Other than the above transactions or otherwise set forth in this Statement or in any reports filed by Century with the SEC, Century has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Century is not a subsidiary of any company.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Century's directors and executive officers, and persons who beneficially own more than 10% of a registered class of Century's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Century's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Century's common stock are required by SEC regulations to furnish Century with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Century, or written representations that no reports were required, Century believes that for the fiscal year ended September 30, 2005 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Century's securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CENTURY PACIFIC FINANCIAL CORPORATION
                                         (Registrant)

                                         By: /s/ Kevin R. Keating
                                             -----------------------------------
                                         Name:  Kevin R. Keating
                                         Title: President

Dated:   November 3, 2005